EXHIBIT 3.2
                               ConAgra Foods, Inc.

                                By-Laws Amendment


     Article III, Section 2 of the ConAgra Foods, Inc. By-Laws is amended to read as follows:

     "Section 2. Number, Tenure and Qualifications. The number of directors of ConAgra, not less than nine nor more than sixteen, shall be fixed by resolution of the Board of Directors and may be altered from time to time by a resolution of the Board of Directors. Directors need not be residents of the State of Delaware or stockholders of ConAgra. Until the annual election of directors by the stockholders in 2008, the directors shall be divided into three classes:
Class I, Class II and Class III, each such class, as nearly as possible, to have the same number of directors. The term of office of the class of directors elected in 2003 shall expire at the annual election of directors by the stockholders in 2006, the term of office of the class of directors elected in 2004 shall expire at the annual election of directors by the stockholders in 2007, and the term of office of the class of directors elected in 2005 shall expire at the annual election of directors by the stockholders in 2008, or in each case thereafter when their respective successors are elected by the stockholders and qualify. At each annual election of directors by the stockholders of ConAgra held after 2005, the directors chosen to succeed those whose terms are then expired shall be elected by the stockholders of ConAgra for a term ending at the annual election of directors by the stockholders following the annual election of directors by the stockholders at which the director was elected, or thereafter when their respective successors in each case are elected by the stockholders and qualify. Commencing with the annual election of directors by the stockholder in 2008, the classification of the Board of Directors shall terminate and all directors shall be of one class. It shall be a qualification for initial election of a person to the board that such person shall have executed an insider trading agreement with the company, such agreement to become effective upon such person's election to the board. It shall be a qualification for reelection of any director to the board that such director, while a director, shall have at all times after April 10, 2002 been a signatory to and have been in full compliance with an insider trading agreement with the company. As used in the two preceding sentences, "insider trading agreement' shall mean an agreement, in such form as shall be approved from time to time by the board, relating to the purchase or other acquisition, and the sale or other disposition, of securities of the company by directors of the company."